Exhibit 99.1

Evogene Announces Establishment of Ag-Biologicals Subsidiary –
LaVie Bio Ltd.

Evogene’s activities relating to discovery, optimization and development of sustainable ag-
biological products are being transferred to the new subsidiary

Rehovot, Israel – February 26, 2019 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today the establishment of a new subsidiary – LaVie Bio Ltd (LaVie).  The new company will focus on improving food quality, agriculture sustainability and productivity through the introduction of novel microbiome based ag-biological products.

Evogene’s ag-biological assets, capabilities and pipeline focusing on the discovery, optimization and development of sustainable ag-biological products are being transferred to the new subsidiary, along with access to Evogene’s Computational Predictive Biology (‘CPB’) platform. In addition, Evogene’s existing co-development collaboration with Corteva, the agricultural division of DowDupont, in the field of corn bio-stimulants will be transferred to LaVie.

The assets and capabilities being transferred to LaVie, are a result of Evogene’s Ag-Biologicals division’s activity initiated in 2015, and include a substantial pipeline focusing on bio-stimulant and bio-pesticide product programs. LaVie’s microbiome based product candidate pipeline addresses major needs in row crops such as corn and wheat as well as specialty crops such as vineyards. This pipeline, with its promising results, was established through the use of Evogene’s CPB platform, a well-established disruptive technology harnessing the power of Big Data and advanced computational capabilities.

LaVie’s senior management consists of the previous division managers with Ido Dor, previously the Ag-Biologicals division General Manager and Evogene EVP, now appointed as LaVie Chief Executive Officer.  Ofer Haviv, Evogene’s CEO, will serve as chairman of the board of directors of the new subsidiary.

As Evogene has previously reported, in order to take full advantage of its broadly applicable CPB platform, Evogene focuses on a number of life science based industries in which its technology can serve as the key differentiator in the development of next generation products. Evogene’s strategy is to establish focused subsidiaries in each of these selected market areas – such as ag-biologicals – with both full corporate capabilities and continuing access to Evogene’s CPB platform.  In addition, each of these subsidiaries will have the right to pursue their own business strategy and secure their own financial resources in the future.

Ido Dor, LaVie CEO stated: “I am honored to receive the leadership of LaVie and excited by the opportunity to lead LaVie’s dedicated multidisciplinary team in the exciting journey of improving food quality and agriculture sustainability. With our strong pipeline and powerful technology, we are confident that this new structure will allow us to extend and accelerate our product development and commercialization efforts.”

Ofer Haviv, Evogene's President and CEO stated: “I am very pleased with the establishment of our ag-biologicals subsidiary – LaVie, which is another step in the execution of our corporate strategy. I believe this standalone structure will accelerate our product development and commercialization efforts. Led by Mr. Ido Dor and his talented management and scientific team, I look forward to our progress toward commercialization of novel microbiome based ag-biologicals.”

About LaVie Bio Ltd.

Lavie, a wholly owned subsidiary of Evogene (NASDAQ: EVGN), focused on the improvement of food quality, agriculture sustainability and productivity through the introduction of microbiome based ag-biological products. Utilizing proprietary computational predictive technologies, LaVie is developing ‘next generation’ bio-stimulants and bio-pesticides. The company is establishing its go-to-market strategy both independently and through collaborations, as demonstrated by the collaboration with industry leader, Corteva, for the joint development of corn bio-stimulants.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies.

Today, this platform is utilized by the Company to discover and develop innovative products in the following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions and human microbiome based therapeutics. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Corteva, Bayer and ICL. For more information, please visit www.evogene.com

Forward Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

US Investor Relations
Vivian Cervantes
PCG Advisory
E: vivian@pcgadvisory.com
T: 646-863-6274